October 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Azitra, Inc.
Registration Statement on Form S-1
File No. 333-289961

Ladies and Gentlemen:

On August 29, 2025, Azitra, Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-289961) (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”). In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits thereto. The Company submits this request for withdrawal because the Company has elected not to pursue the sale of securities pursuant to the Registration Statement at this time.

No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact Faith Charles, outside counsel for the Company, at (212) 908-3905.

Very truly yours,

AZITRA, INC.

By:	/s/ Francisco Salva
Name:	Francisco Salva
Title:	Chief Executive Officer